March 31, 2009
Ms. Jennifer Monick
Senior Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Home Solutions of America,Inc.
Items 4.01 and 4.02 Form 8-K
Filed February 12, 2009
File No. 1-31711
Dear Ms. Monick,
This letter is furnished by Home Solutions of America, Inc., a Delaware corporation (“HSOA” or the “Company”), in response to the comment letter of the Securities and Exchange Commission (the “SEC”) dated March 24, 2009, which was addressed to V. Chase McCrea III, the Company’s Interim Chief Financial Officer.
This letter responds to each of the comments set forth in your March 24, 2009 letter on behalf of the Company. For your convenience, the numbered paragraphs below correspond to those in the March 24, 2009 comment letter, and your comments have been presented in boldface italics.
1. We note your response to our prior comment two. We continue to believe that you have not complied with Item 4.02(b)(3), as you have not provided a brief description of the information provided by the accountant within Item 4.02 of your Form 8-K. Further, we continue to believe that your disclosure of the revenue recognition issue within Item 4.01 does not provide an adequate description of the accounting issue. Please revise.
We have revised the disclosures in the Form 8-K as discussed with the staff. We have added the following language to Item 4.01: “Management disagrees with Corbin’s position that the $3 million should not be recognized as revenue.” Additionally, we added the following language to Item 4.02: “Please see Item 4.01 above for further information.”
1340 Poydras Street Suite 1800
New Orleans, LA 70112
Phone (504)962-5700 Fax (504)962-5701

2. Within your next response, please provide to us the management representations requested at the end of our February 13, 2009 letter.
The management of the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in this filing. Further, we acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, finally, the Company is aware that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact us with additional questions or comments.

Sincerely,
/s/ V. Chase McCrea III
V. Chase McCrea III
Interim - Chief Financial Officer, Home Solutions of America, Inc.

1340 Poydras Street Suite 1800
New Orleans, LA 70112
Phone (504)962-5700 Fax (504)962-5701